Transamerica Life Insurance Company Administrative Office: 4333 Edgewood Road NE – MS 4240 Cedar Rapids, Iowa 52499

VIA EDGAR

October 5, 2011

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Attn: Mr. Craig Ruckman

Re:	Separate Account VA X
Flexible Premium Variable Annuity – I
Post-Effective Amendment No. 20 on Form N-4
File Nos. 333-125817; 811-21776
(Accession No.: 0001193125-11-250438)

On behalf of Separate Account VA X (“Registrant”) and Transamerica Life Insurance Company (“Company”), I hereby request that Post-Effective Amendment No. 20 on Form N-4, filed with the Commission on September 16, 2011 (Accession No. 0001193125-11-250438), together with all exhibits thereto, be withdrawn pursuant to Rule 477 of the Securities Act of 1933, as amended.

The Company confirms that: (i) the Registration Statement has not been declared effective by the Commission; (ii) no securities have been sold pursuant to the Registration Statement or the supplement contained therein; and (iii) no preliminary supplement contained in the Registration Statement has been distributed.

Thank you for your assistance with this matter. Please contact me at 319-355-8330 if you have any questions or need additional information.

Sincerely,

/s/ Darin D. Smith

Darin D. Smith

General Counsel

Member of the Group